UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler signs firm contract for the installation of 72 15MW wind turbines at Inch Cape Offshore Wind Farm using one of Cadeler’s state-of-the-art newbuild M-class wind turbine installation vessels

Copenhagen, 24 June 2024 - Today Cadeler A/S announces the signing of a firm contract with Inch Cape Offshore Limited for the installation of 72 Vestas 15MW offshore wind turbines at Inch Cape Offshore Wind Farm. The contract value is projected to fall within the range of EUR 114 - 130 million, with installation due to commence in the fourth quarter of 2026. This project illustrates Cadeler’s commitment to expanding its partner portfolio, while strengthening and diversifying its contract backlog.

Located 15 kilometres off the East Coast of Scotland in the North Sea, Inch Cape Offshore Wind Farm will generate enough energy to power the equivalent of approximately 1.6 million UK households. For the successful execution of this project, Cadeler will utilize one of its two state-of-the-art newbuild M-class installation vessels. The overall duration of the project is estimated to be around 249 days.

Mikkel Gleerup, CEO of Cadeler, said: "This contract once again illustrates the increasing demand for our new build state-of-the-art vessels and our commitment to expanding our partner portfolio, while strengthening our overall contract backlog. With the recent renewal and continuing expansion of our fleet of jack-up offshore wind installation vessels - the industry’s largest - Cadeler is ready to meet the fast-growing and dynamic market demand.”

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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